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                           CIGNA CORPORATION ANNOUNCES
                 EXPIRATION OF HART-SCOTT-RODINO WAITING PERIOD
                 WITH RESPECT TO HEALTHSOURCE, INC. TENDER OFFER


PHILADELPHIA, PA, April 17, 1997 -- CIGNA Corporation (NYSE:CI) announced today that the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the offer of its indirect wholly owned subsidiary, CHC Acquisition Corp., to purchase all outstanding shares of common stock of Healthsource, Inc. (NYSE:HS) expired at midnight on Wednesday, April 16, 1997. Accordingly, a condition to consummation of the offer has been satisfied. The offer remains subject to receipt of state regulatory approvals.

According to IBJ Schroder Bank & Trust Company, the depositary for the offer, as of the close of business on April 16, 1997, 33,767,554 shares of Healthsource, Inc. common stock had been validly tendered and not withdrawn pursuant to the offer.

The Information Agent for the offer is Georgeson & Company, Inc. and questions about the tender offer may be addressed to them at 800-233-2064. The Dealer Managers are Goldman, Sachs & Co. and questions may be addressed to them at 212-902-1000.

CIGNA Corporation, with 1996 assets of $99 billion and revenues of $19 billion, is a leading provider of health care, insurance and related financial services throughout the United States and internationally.